October 18, 2019

Roger May
Chief Executive Officer
Graphene & Solar Technologies Limited
433 N. Camden Dr., Ste. 600
Beverly Hills, CA 90210

       Re: Graphene & Solar Technologies Limited
           Form 10-K for the fiscal year ended September 30, 2018
           Filed January 23, 2019
           File No. 333-174194

Dear Mr. May:

        We issued comments to you on the above captioned filing on September 18, 2019. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by November 4, 2019.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact John Coleman at 202-551-3610 or Pam Howell at 202-551-3357 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:    David Fickson